February 1, 2006

VIA EDGAR
---------
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

Attention:        Ms. April Sifford, Branch Chief

Re:               AMCOL INTERNATIONAL CORPORATION
                  FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 FILED MARCH 31, 2005
                  FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 FILED APRIL 29, 2005
                  FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2005
                  FILED AUGUST 1, 2005 (COLLECTIVELY, THE  "FILINGS")
                  FILE NO. 001-14447

Ladies and Gentlemen:

         This letter sets forth the response of AMCOL International Corporation (the "Company" or "AMCOL") to the Commission's comment letter dated December 29, 2005. The Company has reviewed this response letter with its independent registered accountants and outside legal counsel.

         For your convenience, we have set forth below each of the Staff's numbered comments, followed by the Company's response. Dollar amounts are in thousands unless otherwise noted.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
-----------------------------------------------------

Note (1) Summary of Significant Accounting Policies, page F-8 and
-----------------------------------------------------------------
Reclassification, page F-11
---------------------------

1. We note that you have increased gross profit for 2003 and 2002 by $8,000 and $6,227 thousand, respectively, or 8.9% and 8.7% of the unadjusted gross profit amount of $89,551 and $71,868 thousand, respectively, for the reclassification for commissions paid to external sales representatives. Tell us why you believe the classification of such commissions expense as general, selling and administrative expenses is appropriate and cite the accounting literature you relied upon. Please tell us how you considered the guidance in APB 20 and SAB 99 in determining whether to present this reclassification as a correction of an error. In your response, please address the impact of such reclassifications on the annual and interim reporting periods in fiscal years 2003 and 2002.

AMCOL RESPONSE:
---------------

     Paragraphs 78 and 79 of Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2) ("CON 6") define revenues as inflows or other enhancements of assets expected to occur as a result of an entity's major, central operations. Revenues typically increase assets, such as claims against customers. Expenses, on the other hand, are outflows of assets or incurrences of liabilities (paragraphs 80 and 81 of CON
6). In addition, the August 31, 2001 Current Accounting and Disclosure Issues in the Division of Corporate Finance states that commissions should be charged to expense when the liability is incurred.

     When our external sales representatives earn commissions, we record a liability to satisfy our obligation to pay them. It is we and not our customers who pay these commissions, and we pay them only when we collect the receivable from the customer. Based on this fact pattern and the definitions of expenses and liabilities in CON 6, we believe these commissions are indicative of expenses since they result in an outflow of cash to settle a liability to the agent as opposed to an increase to assets (accounts receivable) from the expected inflow of cash from the customer.

     We believe the commissions should be classified in selling, general and administrative expenses rather than cost of goods sold. We reached this conclusion primarily because these commissions relate to the cost of selling the product as opposed to the cost of producing the product or of the product itself.

     As part of our SAB 99 analysis in the enclosed Schedule A, we analyzed the impact this reclassification had on the amount and trend of revenues and margins previously reported. Based on this analysis, we concluded that the amount and trend of earnings are not materially misstated. The reclassifications also do not affect net earnings. Thus, we concluded that a restatement is not necessary as the criteria in paragraph 38 of APB 20 have not been met.

     We decided, however, to reclassify these commissions for all periods presented to enhance the comparability of our previously issued financial statements with those issued in 2005 (AU 420, paragraph 16).

Note (4) Business Segment and Geographic Area Information, page F-12
--------------------------------------------------------------------

2. We note on page 16 that your minerals segment is composed of metalcasting, pet products and specialty minerals business units and your environmental segment is composed of lining technologies, building materials and water treatment business units. Please tell us how you considered the aggregation criteria, including the similarity of economic characteristics, such as long-term average gross margins, as presented in paragraph 17 of SFAS 131 in determining your reportable segments.

AMCOL RESPONSE:
---------------
     In determining our reportable operating segments, we considered our organization structure and the operating characteristics of our various businesses. Additionally, we considered a number of factors in aggregating businesses into their respective operating segments.

     o   Long-term economic performance

     Our segments each have distinctive financial and economic operating results. Annual gross margins for our minerals segment have averaged approximately 19.6% from 2002 through 2004. The highest gross margin during that period was 20.1% while the lowest was 19.1%. We measure and evaluate gross margins for each subsidiary company in the segment. There are eight operating subsidiaries in the segment that are located in six different countries. Our U.S. minerals subsidiary operations have averaged gross margins of 21.7% over the 2002 through 2004 period. It also has represented approximately 72.0% of the segment's revenues and gross profits over the same period. The range of gross margins for the international subsidiary operations have averaged between 18% and 35% from the period from 2002 through 2005. The international subsidiary operations each have distinct economic characteristics due to market competition factors in their respective area that impact gross margin. Product line sales mix also impacts the gross margin of the subsidiary.

     Gross margins for each product line cannot be determined due to the difficultly in allocating common manufacturing costs. Each operating subsidiary can produce and sell a number of products for various end markets; therefore, the principal operating executive for the subsidiary evaluates its financial results as a whole.

     Gross margins for our environmental segment have averaged approximately 36.7% from 2002 through 2004. The highest gross margin over that period was 38.4% while the lowest was 34.4%. As with the minerals segment, we measure and evaluate gross margins for each subsidiary company in the segment. There are nine operating subsidiaries in the segment that are located in seven different countries. The U.S. operations have averaged approximately 62% of the segment's revenues and gross profits over the same period. The European operations have averaged approximately 30% of the segments revenues and gross profits over the 2002 through 2004 period. The range of gross margins between the subsidiaries in the segment has ranged from 25% to 38%. The lower gross margin was caused by new subsidiaries that did not achieve expected capacity utilization after start-up of business. Once the subsidiary reached normal capacity levels, its gross margin has been approximately 35%.

     Each operating subsidiary can produce and sell the principal product lines we include in the segment operating results. Gross margins for each product line cannot be determined due to the difficulty in allocating common manufacturing costs.

     In addition to our aggregation of businesses based upon long-term financial performance, we also note the following pertinent operating characteristics of the minerals and environmental segment businesses.

     o   Nature of products

     Our minerals segment products share common physical and end-use characteristics. They are used as an additive for various industrial and consumer market applications. All of the selling prices for the products are denominated on per ton or per pound basis. All of our environmental segment product lines are generally engineered for a specific end-use application. Selling prices for the segment's products are generally denominated in square foot or square meter basis.

     o   Manufacturing and production operations

     As referenced above, each segment has operations that can manufacture products sold for the various end markets. Our minerals segment operations process clay into a finished product form. In contrast, our environmental segment operations utilize the processed clay as a raw material component in the finished good. There are no significant stand-alone manufacturing plants for a single product line within each segment.

     o   Class of customer

     The nature of our products, described above, indicates the class of customer to which each segment markets its products. The mineral segment customers are predominately manufacturers of industrial and consumer goods. Our environmental segment customers are predominantly engineering contractors who oversee see infrastructure projects.

     o   Methods used to distribute products

     Generally, mineral segment product lines are sold directly by our own personnel. This is due to the relatively small customer base. Our environmental segment product lines are generally sold through outside representatives. That is due to the fragmented customer base for a majority of the product lines.

     We also considered information about the chief operating decision makers. Larry Washow acts as the principal operating decision maker for the minerals segment. Ryan McKendrick acts as chief operating decision maker for the environmental segment. As discussed above, the respective segment business leaders review subsidiary financial statements to evaluate their performance.

     Given the relatively comparable economic performance and operating characteristics of the operating subsidiaries within our minerals and environmental segments, we have concluded that the criteria for aggregating business groups as required by SFAS 131 have been met.

Note (7) Goodwill and Intangible Assets, page F-15
--------------------------------------------------

3. Please disclose the changes in carrying amount of goodwill for each of the years ended December 31, 2004, 2003 and 2002. Refer to paragraph 45.c. of SFAS 142 for additional guidance.

AMCOL RESPONSE:
---------------

         In accordance with the disclosure requirements of paragraph 45(c) of SFAS 142, the table below shows the changes in goodwill for each of the years ended December 31, 2002, 2003 and 2004:

                                             2002       2003       2004
                                           --------   --------   --------
Beginning balance                                31      4,963      5,633
Change in goodwill relating to:
    Acquisitions in the current year          4,541        239     12,742
    Acquisitions in prior years                   0          0         72
    Foreign exchange translation                391        431        778
                                           --------   --------   --------
        Total changes                         4,932        670     13,592
                                           --------   --------   --------
Ending balance                                4,963      5,633     19,225
                                           ========   ========   ========

         Please note the $72 change in 2004 relating to acquisitions made in prior years relates to two adjustments for acquisitions made in 2002: a $1,000 increase to record an earn-out payment on one acquisition and a $928 adjustment (debit deferred taxes, credit goodwill) related to the acquisition of our UK subsidiary, CSM, which was made to adjust the original purchase accounting for certain deferred tax amounts. In Q4 2005, we discovered that the $928 adjustment, which arose from a statutory audit adjustment in the UK in 2003, is not in accordance with SFAS 109 Accounting for Income Taxes, and therefore it was recorded in error. Effective in Q4 2005, we will reverse this adjusting entry. We do not believe either of these adjustments are material to the financial statements they affect for the following reasons:

         o We do not believe the magnitude of the adjustment, either in its absolute or as a percentage of the account balance, would change an investor's perception of our Company's performance or financial position since it neither gives insight into future cash generating abilities nor affects the performance of the CSM subsidiary;

         o    The adjustment does not affect earnings or cash flows;

         o The adjustment does not affect compliance with our financial covenants; and

         o    The adjustment does not impact working capital.

         Although we agree that these disclosures on Schedule B are required by SFAS 142, we will include such a schedule in our future Form 10-K filing for 2005 and thereafter rather than amending our From 10-K for 2004 given we do not believe the disclosure is material because:

         o    Our 2005 Form 10-K will be filed soon;

         o Between Notes 10 and 7 we feel that the most relevant information is already disclosed on our 2004 Form 10-K;

         o The amount recorded for the earn-out payment does not impact an investor's view of the company given the strong performance of our company in total; and

         o The adjustment related to CSM is immaterial as previously discussed.

Note (10) Acquisitions, page F-19
---------------------------------

4. Related to your acquisitions in 2004, we note that you recorded goodwill and intangible assets of $12,742 thousand on the total purchase price of $13,333 thousand. Please disclose the amount of intangible assets subject to amortization and intangible assets not subject to amortization. Refer to paragraphs 52 and 53 of SFAS 141 for additional guidance. Additionally, advise us of your consideration of paragraphs 39 and A14 of SFAS 141 as it relates to the recognition of intangible assets apart from goodwill. Also, advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

AMCOL RESPONSE:
---------------

         With respect to acquisitions in 2004, please note that the entire $12,742 recorded relates to goodwill. No intangible assets apart from goodwill were recognized in the acquisitions since neither the contractual-legal criterion nor the separable criterion was met.

         To provide additional background useful in responding to the above issue, please note that we acquired two service entities in 2004: Lafayette Well Testing ("LWT"), based in the United States, and Linteco, based in Europe, which also had manufacturing operations.

         LWT provided well testing services primarily to customers engaged in drilling for oil, similar to services we were already providing through our CETCO subsidiary. The business is conducted through bids to non-government entities and was largely conducted in and around Texas. The services that are provided do not utilize proprietary methods or technology, and the company employed a skilled workforce to provide the services on a time and materials basis. LWT's competitors, including CETCO, were significantly larger and better capitalized companies; LWT was a small, regional service provider with limited recognition in the environmental services market; this is the reason we converted this company's branding and image to our CETCO brand. We purchased LWT to acquire the workforce and additional labor base to expand our operations.

         Linteco competed with CETCO Europe and CETCO Poland, two of our other subsidiaries, by selling geosynthetic clay liners (GCLs), which are primarily used in landfill applications. However, Linteco also provided services to install the GCLs utilizing their skilled workforce. Linteco performs work and provides product after being the "winning bidder" to customers who are either contractors to parties, typically government agencies, building the landfill or the government agency itself. Linteco had operations in both Austria and Spain, a geographic market in which our European operations had little presence. Growing this market presence was one of the main reasons for the acquisition. At acquisition, we planned to close the Austria branch as well as start utilizing the CETCO brand name, which again has much wider recognition. We lost the majority of Linteco's Austrian customers and retained a large portion of the Spanish customers. We believe this is because the management associated with the Austrian branch is no longer employed by us whereas the workforce in Spain is still employed.

         We believe paragraphs 52 or 53 of SFAS 141 are not applicable since they relate to material business combinations, and our acquisitions in 2004 did not materially affect, both individually and in the aggregate, our operating results and financial position.

         Paragraphs 39 and A14 of SFAS 141 discuss the recognition of intangible assets apart from goodwill depending on whether they arise from contractual rights or are separable. We considered this guidance and concluded there were no intangible assets requiring recognition as further discussed below:

         o Marketing related intangible assets: As previously mentioned, neither acquisition had significant recognition within its respective market. There were also no existing non-compete agreements that were inherited as part of the acquisitions.

         o Customer-related intangible assets: Neither of the acquired entities had a customer base of continuing value since the contracts / PO's were awarded based on competing bids. The relationships that do exist are tied to the workforce and employees providing the services rather than to the products sold. The real value lies within the services that the workforce provides, and, since the workforce is inseparable from the goodwill of the business, no intangible assets were recognized for this. Moreover, unrelated third parties would not find value in the customer information or customer lists of the acquired companies since contracts are awarded in bidding situations and historical information is not relevant to the award of future contracts. Significant backlog does not exist as orders are produced fairly currently and services are usually provided without significant lead time, preventing them from being separable.

         o Artistic-related intangible assets: not applicable given our industries.

         o Contract-based intangible assets: Both acquired business did not have any licensing agreements or rights to any mineral reserve or other such resources. All employees of Amcol are employees at will. Permits related to landfill work are procured by the landfill owners.

         o Technology-based intangible assets: LWT did not have any technology associated with its services. Linteco did have a unique production method, but no value was ascribed to it because it was a costly method that was abandoned.

Note (8) Income Taxes, page F-16
--------------------------------

5. We note that you have recorded numerous reclassifications in your financial statements and adjustments to income due to revised tax related amounts. Based on your disclosures, it appears these adjustments and reclassifications relate to events occurring in prior periods. It is unclear from your disclosures if it is appropriate to record such adjustments in the current period (i.e. the period in which they were discovered) or if such adjustments require restatement of the prior periods (i.e. the periods to which the revisions relate). Based on your filing, these adjustments and reclassifications include:

         (i) On page F-17, in 2004, the amendment of income tax returns from 1999 through 2003 for $4,789 thousand resulted in a decrease to your tax expense recorded for the year ended December 31, 2004;

         (ii) On page F-12, in 2004, finalization of Internal Revenue Service audits related to the sale of your U.K. metalcasting business in 2001 and cat litter business in 2000 for $8.9 million resulted in an increase to income for the year ended December 31, 2004;

         (iii) On page F-11, $5,546 thousand was recorded to increase the income tax receivable for errors in tax accruals relating to fiscal year 2000. Additionally, $1,006 thousand was recorded to various deferred tax accrual accounts relating to errors in fiscal year 2001 amounts. It is unclear from your disclosure if this adjustment was recorded to the fiscal year 2004 balance sheet or to the fiscal year 2002 balance sheet presented in this filing;

         (iv) On page F-28, $1,205 thousand was recorded to revise professional fees related to amended tax returns for fiscal years 1999 through 2002. You have disclosed this amount as a restatement to the third quarter of 2004; however, it is unclear how this restated amount was recorded and how it affected all balances reported in your Form 10-Q for that period;

         (v) On pages F-17 and F-28, $1,111 thousand was recorded as an adjustment to the deferred tax amounts and tax benefit for a revision of the foreign income recognized at your U.K. subsidiary. This amount appears to have been recorded in fiscal year 2004 based on disclosures on page F-17. However, your disclosures on page F-28 show the amount as a restatement to the third quarter of fiscal year 2004.

         Please tell us how you considered the guidance in SAB 99, APB 20 and AU 420 in determining whether these items should be presented as a correction of an error. Please submit the analysis you performed to support your conclusion that such adjustments are not material to the prior periods to which they relate, and thus restatement of the prior period financial statements was not required. Your analysis should also address why you believe such adjustments are not material, individually and in the aggregate, to the current fiscal periods in which you have recorded the adjustments. Such analysis should be performed on both an annual and quarterly interim reporting period basis.

         The items noted above may not be a complete list of adjustments you have made to the current period financial statements for amounts relating to prior periods. Your response should not be limited to the items listed above. Please ensure your response addresses all adjustments, including those in addition to the items noted above, if any.

AMCOL RESPONSE:
---------------

         In response to the comments in 5(i), in 2004, we engaged external consultants to review our previously filed tax returns. Based on their review, we decided to revise our estimates of certain depletion and research and experimentation (R&E) deductions; amending our tax returns for these calculations resulted in claims for refunds.

         We discovered there was an alternative and more favorable method available to calculate the amount of depletion expense used to estimate taxable income; consequently, our estimate of income taxes payable changed. For the R&E credit, we revised our estimate and interpretation of the type and amount of expenses that can be attributable to R&E activities. In both cases, we determined these were changes in the estimates of tax amounts recorded in the financial statements rather than errors in the amounts of taxes previously recorded since both our original and amended returns are based on positions that are probable of being upheld by the IRS. In addition, these returns had previously been audited by the IRS and the amounts we recorded in our financials accurately reflected the taxes owed at that time using our prior interpretations of tax regulations. We do not believe we needed to consider restating previously reported financial statements since these were changes in estimates rather than corrections of errors.

         In response to the comments in 5(ii), we believe the Staff's comments relate to the $8.9 million adjustment recorded in 2003 (as opposed to 2004). In September 2002, we filed amended tax returns to incorporate a deduction for worthless stock relating to the sale and closure of certain of our UK businesses. When we filed these amended returns, we did not believe it was probable that the deduction would be sustained upon audit, and thus no amount was recorded. As the IRS audit of these returns progressed in 2003, we received a letter from the IRS approving our amended filing and refund. Only upon receipt of the letter did we believe we would be successful in collecting the refund, and we recorded the gain in our financial statements at that time.

         In response to the comments in 5(iii), the adjustments of $5,546 and $1,006 (for a total of $6,552) were recorded in 2001 and therefore were present in the balance sheet as of January 1, 2002. Both amounts were corrections of errors and previously filed financial statements were restated in our 2004 Form 10-K, as shown in the statement of stockholders' equity on page F-6 and as discussed on page F-11 of that filing.

         In response to the comments in 5(iv), we reference page F-29 (as opposed to F-28) which shows the amended results for the third quarter of 2004 as well as the originally reported amounts. The difference between the As Reported and As Restated amounts for the operating profit of the Corporate segment is $1,205, which equates to the professional fees as noted in comment C on page F-29. We would also like to draw your attention to our Form 10-Q/A filed April 14, 2005 that amends the Form 10-Q filed for September 30, 2004. We believe Note 2 of this filing shows the effect of this $1,205 of professional fees on all aspects of our financial statements.

         We confirm the comments in 5(v) are correct: the $1,111 reduction in tax expense was recorded in fiscal year 2004 via the restatement of the third quarter results for 2004. Note 2 of our Form 10-Q/A (filed April 14, 2005) shows the impact this adjustment had to the financial statements. The total $1,111 relates to changes in estimates relating to fiscal years 2002 ($72) and 2003 ($344) and the nine months ended September 30, 2004 ($636). We considered the impact these changes in estimates had on each year as shown in Schedule B. We believe all adjustments except the Q3 2004 return to provision adjustments are not material to the financial statements of the periods to which they relate, and thus we recorded the entire adjustment in Q3 2004 since that was the period our tax estimates changed. Our Form 10-Q/A filed April 14, 2005 restated the Q3 2004 results for these amounts.

         Last, in reference to your request to comment on all adjustments recorded in the current period financial statements for amounts relating to prior periods, we recorded a $144 adjustment to our accumulated depreciation and cost of goods sold to correctly account for the accelerated depreciation on certain assets associated with the Linteco acquisition. The error of not recording these amounts properly was corrected in our Q3 2004 results as noted in our Form 10-Q/A filed April 14, 2005. Since the acquisition was made in Q1 2004, a portion of these amounts relate to the first and second quarters of 2004. However, we did not restate the results for the first or second quarter of 2004 because the amount involved ($144) is immaterial in relation to our reported results.

CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002,
-------------------------------------------------------------------------
EXHIBITS 31.1 AND 31.2
----------------------

6. In future filings, please conform your Rule 13a-14(a)/15d-14(a) certifications to that found in Item 601(b)(31) of Regulation S-K. In this regard, please remove your certifying officers' titles from the first line of the certification.

AMCOL RESPONSE:
---------------

We will conform the certifications in future filings.

FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2005
----------------------------------------------------

Note (1) Summary of Significant Accounting Policies, page 8 and
---------------------------------------------------------------
Reclassification, page 9
------------------------

7. We note your disclosure of reclassification of certain expenses relating to product liability, warranty and royalty expenses from net sales to general, selling and administrative expenses. Tell us why you believe the classification of these expenses as general, selling and administrative expenses is appropriate and cite the accounting literature you relied upon. Please tell us how you considered the guidance in APB 20 and SAB 99 in determining whether to present this reclassification as a correction of an error. In your response, please address the impact of such reclassifications on the annual and interim reporting periods presented.

AMCOL RESPONSE:
---------------

         Similar to our previous comments on our reclassification of commissions, our product liability, warranty and royalty costs more accurately represent expenses since they are indicative of future cash outflows and incurrences of liabilities rather than expected cash inflows or enhancements of assets.

         These costs have characteristics of both sales of our products, since production does sometimes contain defects, as well as the operations of our business. Our products are usually installed by individuals who are not our employees but rather contracted by our customer. As the products can be significantly modified during installation, it is difficult to attribute fault for a customer's problems between ourselves and the contractor who applied or installed our product. Our products are also used in the construction industry, and de-constructing the finished job, which includes our product, to determine the cause of a problem can sometimes be more expensive than fixing the problem outright. Given these considerations and in the unfortunate event that a customer experiences a problem with the end product, we may bear the warranty or product liability cost to fix the situation even though we believe the installer is at fault. We view these decisions as general costs of doing business - maintaining relationships with both our customer and / or the installer.

         Likewise, some of our royalty obligations require us to pay a minimum royalty to retain certain license rights, such as exclusivity or territorial rights, to the products we sell. These expenses are incurred regardless of the quantity of product sold and more appropriately represent the cost to sell that product rather than the cost of the product.

         We considered the impact this reclassification had on the amount and trend of earnings included within our previously reported financial statements. Noting both our conclusion on the materiality of our commissions adjustment and that the reclassification for product liability, warranty and royalty expenses is less than the reclassification for commissions in every period, we concluded that the amount and trend of earnings within our historical financial statements are not materially misstated by this reclassification alone, which also does not impact net income. As part of our SAB 99 analysis in Schedule C, we then considered the effect that both reclassifications (commissions as well as warranty, product liability and royalty expenses) had on our results. Based on this schedule, we believe the amount and trend of previously reported earnings is not materially misstated. After consideration of all these factors, we concluded that a restatement is not necessary as the criteria within paragraph 38 of APB 20 have not been met.

         We decided, however, to reclassify these product liability, warranty and royalty expenses in the historical financial statements into operating expenses to enhance the comparability of our previously issued financial statements with those issued in 2005 (AU 420, paragraph 16).

Note (10) Discontinued Operations, page 15
------------------------------------------

8. Similar to the comment above relating to the adjustments to tax related amounts, we note you have recorded $5,255 thousand as an income tax receivable and a gain of $4,755 thousand on discontinued operations relating to the settlement of $7.8 million in state tax claims from amended tax returns relating to events occurring in fiscal year 2000. Please tell us how you considered the guidance of SAB99, APB 20 and AU 420 in determining whether these items should be presented as a correction of an error. Please submit the analysis you performed to support your conclusions.

AMCOL RESPONSE:
---------------

         In 2000, we filed an income tax return with the State of Mississippi calculating taxes owed on the gain on the sale of a subsidiary. As part of the review of our tax returns by outside consultants in 2004 as previously mentioned, our consultants advised us that potential existed to interpret the apportionment and allocation provisions differently to what we had done in the filed return. Hence, we filed an amended return in Q3 2004 claiming a refund of taxes previously paid. We did not record any amount relating to the refund in the financial statements as we did not believe obtaining it was probable. We also did not record an amount for the professional fees associated with filing the amended return since they were contingent upon receiving the refund.

         As discussions were progressing with the state in the second quarter of 2005, we reached agreement with the State of Mississippi to settle the refund claim, and we received payment in Q3 2005. The agreement caused us to record a gain on discontinued operations in our financial statements as we believed it was probable we would collect the refund, albeit in an amount significantly less than what we had claimed on our tax return.

         Since we believe our accounting for these events was correct, there was no need for us to consider SAB 99, AU 420 or APB 20.

                                     * * * *

         On behalf of the Company, I hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Filings; and
(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions regarding these matters or require any additional information, please contact me at 847-506-6171.

Very truly yours,

/s/ Gary L. Castagna
-----------------------
Chief Financial Officer

SCHEDULE A
IMPACT OF THE COMMISSIONS RECLASSIFICATION

                                                                        2002                                 2003
                                                          ---------------------------------   ----------------------------------
(amounts in $'000s)                                         Q1       Q2       Q3       Q4       Q1       Q2        Q3       Q4
--------------------------------------------------------  ------   ------   ------   ------   ------   ------   -------   ------
MINERALS SEGMENT
--------------------------------------------------------
Amount of reclassification                                   210      269      281      267      275      290       255      238

Sales
    Without reclassification                              33,690   45,138   46,502   46,213   50,177   53,542    55,211   57,116
      Change over prior period                                       34.0%     3.0%    -0.6%     8.6%     6.7%      3.1%     3.5%
      Change over prior period in prior year                                                    48.9%    18.6%     18.7%    23.6%

    With reclassification                                 33,900   45,407   46,783   46,480   50,452   53,832    55,466   57,354
      Change over prior period                                       33.9%     3.0%    -0.6%     8.5%     6.7%      3.0%     3.4%
      Change over prior period in prior year                                                    48.8%    18.6%     18.6%    23.4%

    Difference
                                                          ------   ------   ------   ------   ------   ------   -------   ------
      Change over prior period (pct pts)                              0.0%     0.0%     0.0%     0.0%     0.0%     -0.1%     0.0%
      Change over prior period in prior year (pct pts)                                          -0.1%    -0.1%     -0.2%    -0.2%
                                                          ------   ------   ------   ------   ------   ------   -------   ------

Gross profit
    Without reclassification                               5,569    8,427    8,747    9,164    9,450   10,497    10,770   11,281
      Margin                                                16.5%    18.7%    18.8%    19.8%    18.8%    19.6%     19.5%    19.8%
      Change in margin - period over period (pct pts)                 2.1%     0.1%     1.0%    -1.0%     0.8%     -0.1%     0.2%
      Change in margin - period over PY period (pct pts)                                         2.3%     0.9%      0.7%    -0.1%

    With reclassification                                  5,779    8,696    9,028    9,431    9,725   10,787    11,025   11,519
      Margin                                                17.0%    19.2%    19.3%    20.3%    19.3%    20.0%     19.9%    20.1%
      Change in margin - period over period (pct pts)                 2.1%     0.1%     1.0%    -1.0%     0.8%     -0.2%     0.2%
      Change in margin - period over PY period (pct pts)                                         2.2%     0.9%      0.6%    -0.2%

    Difference
                                                          ------   ------   ------   ------   ------   ------   -------   ------
      Margin (pct pts)                                       0.5%     0.5%     0.5%     0.5%     0.4%     0.4%      0.4%     0.3%
      Change in margin - period over period (pct pts)                 0.0%     0.0%     0.0%     0.0%     0.0%     -0.1%     0.0%
      Change in margin - period over PY period (pct pts)                                        -0.1%     0.0%     -0.1%    -0.1%
                                                          ------   ------   ------   ------   ------   ------   -------   ------

Operating profit
    Without reclassification                               2,217    4,304    4,386    4,963    4,917    5,882     6,055    6,569
      Margin                                                 6.6%     9.5%     9.4%    10.7%     9.8%    11.0%     11.0%    11.5%
      Change in margin - period over period (pct pts)                 3.0%    -0.1%     1.3%    -0.9%     1.2%      0.0%     0.5%
      Change in margin - period over PY period (pct pts)                                         3.2%     1.5%      1.5%     0.8%

    With reclassification                                  2,217    4,304    4,386    4,963    4,917    5,882     6,055    6,569
      Margin                                                 6.5%     9.5%     9.4%    10.7%     9.7%    10.9%     10.9%    11.5%
      Change in margin - period over period (pct pts)                 2.9%    -0.1%     1.3%    -0.9%     1.2%      0.0%     0.5%
      Change in margin - period over PY period (pct pts)                                         3.2%     1.4%      1.5%     0.8%

    Difference
                                                          ------   ------   ------   ------   ------   ------   -------   ------
      Margin (pct pts)                                       0.0%    -0.1%    -0.1%    -0.1%    -0.1%    -0.1%     -0.1%     0.0%
      Change in margin - period over period (pct pts)                 0.0%     0.0%     0.0%     0.0%     0.0%      0.0%     0.0%
      Change in margin - period over PY period (pct pts)                                         0.0%     0.0%      0.0%     0.0%
                                                          ------   ------   ------   ------   ------   ------   -------   ------

                                                                          2004
                                                          -------------------------------------
(amounts in $'000s)                                         Q1        Q2        Q3        Q4      FY 2002   FY 2003   FY 2004
--------------------------------------------------------  -------   -------   -------   -------   -------   -------   -------
MINERALS SEGMENT
--------------------------------------------------------
Amount of reclassification                                    258       269       314       309     1,027     1,058     1,150

Sales
    Without reclassification                               64,055    66,417    67,116    65,327   171,543   216,046   262,915
      Change over prior period                               12.1%      3.7%      1.1%     -2.7%               25.9%     21.7%
      Change over prior period in prior year                 27.7%     24.0%     21.6%     14.4%

    With reclassification                                  64,313    66,686    67,430    65,636   172,570   217,104   264,065
      Change over prior period                               12.1%      3.7%      1.1%     -2.7%               25.8%     21.6%
      Change over prior period in prior year                 27.5%     23.9%     21.6%     14.4%

    Difference
                                                          -------   -------   -------   -------   -------   -------   -------
      Change over prior period (pct pts)                      0.0%      0.0%      0.1%      0.0%               -0.1%     -0.1%
      Change over prior period in prior year (pct pts)       -0.2%     -0.2%      0.0%      0.1%
                                                          -------   -------   -------   -------   -------   -------   -------

Gross profit
    Without reclassification                               12,603    13,487    13,909    11,688    31,907    41,998    51,687
      Margin                                                 19.7%     20.3%     20.7%     17.9%     18.6%     19.4%     19.7%
      Change in margin - period over period (pct pts)        -0.1%      0.6%      0.4%     -2.8%                0.8%      0.2%
      Change in margin - period over PY period (pct pts)      0.8%      0.7%      1.2%     -1.9%

    With reclassification                                  12,861    13,756    14,223    11,997    32,934    43,056    52,837
      Margin                                                 20.0%     20.6%     21.1%     18.3%     19.1%     19.8%     20.0%
      Change in margin - period over period (pct pts)        -0.1%      0.6%      0.5%     -2.8%                0.7%      0.2%
      Change in margin - period over PY period (pct pts)      0.7%      0.6%      1.2%     -1.8%

    Difference
                                                          -------   -------   -------   -------   -------   -------   -------
      Margin (pct pts)                                        0.3%      0.3%      0.4%      0.4%      0.5%      0.4%      0.3%
      Change in margin - period over period (pct pts)         0.0%      0.0%      0.0%      0.0%               -0.1%      0.0%
      Change in margin - period over PY period (pct pts)     -0.1%     -0.1%      0.0%      0.1%
                                                          -------   -------   -------   -------   -------   -------   -------

Operating profit
    Without reclassification                                7,435     8,238     8,098     6,548    15,870    23,423    30,319
      Margin                                                 11.6%     12.4%     12.1%     10.0%      9.3%     10.8%     11.5%
      Change in margin - period over period (pct pts)         0.1%      0.8%     -0.3%     -2.0%                1.6%      0.7%
      Change in margin - period over PY period (pct pts)      1.8%      1.4%      1.1%     -1.5%

    With reclassification                                   7,435     8,238     8,098     6,548    15,870    23,423    30,319
      Margin                                                 11.6%     12.4%     12.0%     10.0%      9.2%     10.8%     11.5%
      Change in margin - period over period (pct pts)         0.1%      0.8%     -0.3%     -2.0%                1.6%      0.7%
      Change in margin - period over PY period (pct pts)      1.8%      1.4%      1.1%     -1.5%

    Difference
                                                          -------   -------   -------   -------   -------   -------   -------
      Margin (pct pts)                                        0.0%     -0.1%     -0.1%      0.0%     -0.1%     -0.1%     -0.1%
      Change in margin - period over period (pct pts)         0.0%      0.0%      0.0%      0.0%                0.0%      0.0%
      Change in margin - period over PY period (pct pts)      0.0%      0.0%      0.0%      0.0%
                                                          -------   -------   -------   -------   -------   -------   -------

SCHEDULE A
IMPACT OF THE COMMISSIONS RECLASSIFICATION

                                                                        2002                                 2003
                                                          ---------------------------------   ----------------------------------
(amounts in $'000s)                                         Q1       Q2       Q3       Q4       Q1       Q2        Q3       Q4
--------------------------------------------------------  ------   ------   ------   ------   ------   ------   -------   ------
ENVIRONMENTAL SEGMENT
--------------------------------------------------------
Amount of reclassification                                   906    1,407    1,691    1,196    1,233    2,122     2,038    1,549

Sales
    Without reclassification                              18,493   28,026   33,216   26,191   23,489   33,913    38,267   28,740
      Change over prior period                                       51.5%    18.5%   -21.1%   -10.3%    44.4%     12.8%   -24.9%
      Change over prior period in prior year                                                    27.0%    21.0%     15.2%     9.7%

    With reclassification                                 19,399   29,433   34,907   27,387   24,722   36,035    40,305   30,289
      Change over prior period                                       51.7%    18.6%   -21.5%    -9.7%    45.8%     11.9%   -24.9%
      Change over prior period in prior year                                                    27.4%    22.4%     15.5%    10.6%

    Difference
                                                          ------   ------   ------   ------   ------   ------   -------   ------
      Change over prior period (pct pts)                              0.2%     0.1%    -0.4%     0.6%     1.4%     -1.0%     0.0%
      Change over prior period in prior year (pct pts)                                           0.4%     1.4%      0.3%     0.9%
                                                          ------   ------   ------   ------   ------   ------   -------   ------

Gross profit
    Without reclassification                               6,301   10,022   11,686    8,584    8,196   11,674    13,471   10,171
      Margin                                                34.1%    35.8%    35.2%    32.8%    34.9%    34.4%     35.2%    35.4%
      Change in margin - period over period (pct pts)                 1.7%    -0.6%    -2.4%     2.1%    -0.5%      0.8%     0.2%
      Change in margin - period over PY period (pct pts)                                         0.8%    -1.3%      0.0%     2.6%

    With reclassification                                  7,207   11,429   13,377    9,780    9,429   13,796    15,509   11,720
      Margin                                                37.2%    38.8%    38.3%    35.7%    38.1%    38.3%     38.5%    38.7%
      Change in margin - period over period (pct pts)                 1.7%    -0.5%    -2.6%     2.4%     0.1%      0.2%     0.2%
      Change in margin - period over PY period (pct pts)                                         1.0%    -0.5%      0.2%     3.0%

    Difference
                                                          ------   ------   ------   ------   ------   ------   -------   ------
      Margin (pct pts)                                       3.1%     3.1%     3.1%     2.9%     3.2%     3.9%      3.3%     3.3%
      Change in margin - period over period (pct pts)                 0.0%     0.1%    -0.2%     0.3%     0.6%     -0.6%     0.0%
      Change in margin - period over PY period (pct pts)                                         0.2%     0.8%      0.1%     0.4%
                                                          ------   ------   ------   ------   ------   ------   -------   ------

Operating profit
    Without reclassification                                 939    4,582    5,950    2,902    2,383    5,321     7,171    2,980
      Margin                                                 5.1%    16.3%    17.9%    11.1%    10.1%    15.7%     18.7%    10.4%
      Change in margin - period over period (pct pts)                11.3%     1.6%    -6.8%    -0.9%     5.5%      3.0%    -8.4%
      Change in margin - period over PY period (pct pts)                                         5.1%    -0.7%      0.8%    -0.7%

    With reclassification                                    939    4,582    5,950    2,902    2,383    5,321     7,171    2,980
      Margin                                                 4.8%    15.6%    17.0%    10.6%     9.6%    14.8%     17.8%     9.8%
      Change in margin - period over period (pct pts)                10.7%     1.5%    -6.4%    -1.0%     5.1%      3.0%    -8.0%
      Change in margin - period over PY period (pct pts)                                         4.8%    -0.8%      0.7%    -0.8%

    Difference
                                                          ------   ------   ------   ------   ------   ------   -------   ------
      Margin (pct pts)                                      -0.2%    -0.8%    -0.9%    -0.5%    -0.5%    -0.9%     -0.9%    -0.5%
      Change in margin - period over period (pct pts)                -0.5%    -0.1%     0.4%     0.0%    -0.4%      0.0%     0.4%
      Change in margin - period over PY period (pct pts)                                        -0.3%    -0.1%     -0.1%     0.0%
                                                          ------   ------   ------   ------   ------   ------   -------   ------

                                                                          2004
                                                          -------------------------------------
(amounts in $'000s)                                         Q1        Q2        Q3        Q4      FY 2002   FY 2003   FY 2004
--------------------------------------------------------  -------   -------   -------   -------   -------   -------   -------
ENVIRONMENTAL SEGMENT
--------------------------------------------------------
Amount of reclassification                                  1,482     1,838     2,213     1,744     5,200     6,942     7,276

Sales
    Without reclassification                               31,767    44,750    47,771    38,588   105,926   124,409   162,876
      Change over prior period                               10.5%     40.9%      6.8%    -19.2%               17.4%     30.9%
      Change over prior period in prior year                 35.2%     32.0%     24.8%     34.3%

    With reclassification                                  33,249    46,588    49,984    40,332   111,126   131,351   170,152
      Change over prior period                                9.8%     40.1%      7.3%    -19.3%               18.2%     29.5%
      Change over prior period in prior year                 34.5%     29.3%     24.0%     33.2%

    Difference
                                                          -------   -------   -------   -------   -------   -------   -------
      Change over prior period (pct pts)                     -0.8%     -0.7%      0.5%     -0.1%                0.8%     -1.4%
      Change over prior period in prior year (pct pts)       -0.8%     -2.7%     -0.8%     -1.1%
                                                          -------   -------   -------   -------   -------   -------   -------

Gross profit
    Without reclassification                               10,896    14,349    14,917    11,149    36,593    43,512    51,311
      Margin                                                 34.3%     32.1%     31.2%     28.9%     34.5%     35.0%     31.5%
      Change in margin - period over period (pct pts)        -1.1%     -2.2%     -0.8%     -2.3%                0.4%     -3.5%
      Change in margin - period over PY period (pct pts)     -0.6%     -2.4%     -4.0%     -6.5%

    With reclassification                                  12,378    16,187    17,130    12,893    41,793    50,454    58,587
      Margin                                                 37.2%     34.7%     34.3%     32.0%     37.6%     38.4%     34.4%
      Change in margin - period over period (pct pts)        -1.5%     -2.5%     -0.5%     -2.3%                0.8%     -4.0%
      Change in margin - period over PY period (pct pts)     -0.9%     -3.5%     -4.2%     -6.7%

    Difference
                                                          -------   -------   -------   -------   -------   -------   -------
      Margin (pct pts)                                        2.9%      2.7%      3.0%      3.1%      3.1%      3.4%      2.9%
      Change in margin - period over period (pct pts)        -0.4%     -0.2%      0.4%      0.0%                0.4%     -0.5%
      Change in margin - period over PY period (pct pts)     -0.3%     -1.2%     -0.2%     -0.2%
                                                          -------   -------   -------   -------   -------   -------   -------

Operating profit
    Without reclassification                                3,079     6,152     6,964     4,364    14,373    17,855    20,559
      Margin                                                  9.7%     13.7%     14.6%     11.3%     13.6%     14.4%     12.6%
      Change in margin - period over period (pct pts)        -0.7%      4.1%      0.8%     -3.3%                0.8%     -1.7%
      Change in margin - period over PY period (pct pts)     -0.5%     -1.9%     -4.2%      0.9%

    With reclassification                                   3,079     6,152     6,964     4,364    14,373    17,855    20,559
      Margin                                                  9.3%     13.2%     13.9%     10.8%     12.9%     13.6%     12.1%
      Change in margin - period over period (pct pts)        -0.6%      3.9%      0.7%     -3.1%                0.7%     -1.5%
      Change in margin - period over PY period (pct pts)     -0.4%     -1.6%     -3.9%      1.0%

    Difference
                                                          -------   -------   -------   -------   -------   -------   -------
      Margin (pct pts)                                       -0.4%     -0.5%     -0.6%     -0.5%     -0.6%     -0.8%     -0.5%
      Change in margin - period over period (pct pts)         0.1%     -0.1%     -0.1%      0.2%               -0.1%      0.2%
      Change in margin - period over PY period (pct pts)      0.1%      0.4%      0.3%      0.0%
                                                          -------   -------   -------   -------   -------   -------   -------

SCHEDULE A
IMPACT OF THE COMMISSIONS RECLASSIFICATION

                                                                        2002                                 2003
                                                          ---------------------------------   ----------------------------------
(amounts in $'000s)                                         Q1       Q2       Q3       Q4       Q1       Q2        Q3      Q4
--------------------------------------------------------  ------   ------   ------   ------   ------   ------   -------   ------
CONSOLIDATED AMCOL
--------------------------------------------------------
Amount of reclassficiation                                 1,116    1,676    1,972    1,463    1,508    2,412     2,293    1,787

Sales
    Without reclassification                              57,341   78,535   85,196   77,801   79,467   93,252    99,466   91,780
      Change over prior period                                       37.0%     8.5%    -8.7%     2.1%    17.3%      6.7%    -7.7%
      Change over prior period in prior year                                                    38.6%    18.7%     16.7%    18.0%

    With reclassification                                 58,457   80,211   87,168   79,264   80,975   95,664   101,759   93,567
      Change over prior period                                       37.2%     8.7%    -9.1%     2.2%    18.1%      6.4%    -8.1%
      Change over prior period in prior year                                                    38.5%    19.3%     16.7%    18.0%

    Difference
                                                          ------   ------   ------   ------   ------   ------   -------   ------
      Change over prior period (pct pts)                              0.3%     0.2%    -0.4%     0.0%     0.8%     -0.3%    -0.3%
      Change over prior period in prior year (pct pts)                                          -0.1%     0.5%      0.0%     0.1%
                                                          ------   ------   ------   ------   ------   ------   -------   ------

Gross profit
    Without reclassification                              12,653   19,268   21,314   18,633   18,624   23,196    25,365   22,366
      Margin                                                22.1%    24.5%    25.0%    23.9%    23.4%    24.9%     25.5%    24.4%
      Change in margin - period over period (pct pts)                 2.5%     0.5%    -1.1%    -0.5%     1.4%      0.6%    -1.1%
      Change in margin - period over PY period (pct pts)                                         1.4%     0.3%      0.5%     0.4%

    With reclassification                                 13,769   20,944   23,286   20,096   20,132   25,608    27,658   24,153
      Margin                                                23.6%    26.1%    26.7%    25.4%    24.9%    26.8%     27.2%    25.8%
      Change in margin - period over period (pct pts)                 2.6%     0.6%    -1.4%    -0.5%     1.9%      0.4%    -1.4%
      Change in margin - period over PY period (pct pts)                                         1.3%     0.7%      0.5%     0.5%

    Difference
                                                          ------   ------   ------   ------   ------   ------   -------   ------
      Margin (pct pts)                                       1.5%     1.6%     1.7%     1.4%     1.4%     1.9%      1.7%     1.4%
      Change in margin - period over period (pct pts)                 0.1%     0.1%    -0.3%     0.0%     0.5%     -0.2%    -0.2%
      Change in margin - period over PY period (pct pts)                                        -0.1%     0.3%      0.0%     0.0%
                                                          ------   ------   ------   ------   ------   ------   -------   ------

Operating profit
    Without reclassification                                 623    6,155    7,599    5,281    4,330    8,267     9,942    6,398
      Margin                                                 1.1%     7.8%     8.9%     6.8%     5.4%     8.9%     10.0%     7.0%
      Change in margin - period over period (pct pts)                 6.8%     1.1%    -2.1%    -1.3%     3.4%      1.1%    -3.0%
      Change in margin - period over PY period (pct pts)                                         4.4%     1.0%      1.1%     0.2%

    With reclassification                                    623    6,155    7,599    5,281    4,330    8,267     9,942    6,398
      Margin                                                 1.1%     7.7%     8.7%     6.7%     5.3%     8.6%      9.8%     6.8%
      Change in margin - period over period (pct pts)                 6.6%     1.0%    -2.1%    -1.3%     3.3%      1.1%    -2.9%
      Change in margin - period over PY period (pct pts)                                         4.3%     1.0%      1.1%     0.2%

    Difference
                                                          ------   ------   ------   ------   ------   ------   -------   ------
      Margin (pct pts)                                       0.0%    -0.2%    -0.2%    -0.1%    -0.1%    -0.2%     -0.2%    -0.1%
      Change in margin - period over period (pct pts)                -0.1%     0.0%     0.1%     0.0%    -0.1%      0.0%     0.1%
      Change in margin - period over PY period (pct pts)                                        -0.1%    -0.1%      0.0%     0.0%
                                                          ------   ------   ------   ------   ------   ------   -------   ------

                                                                          2004
                                                          -------------------------------------
(amounts in $'000s)                                         Q1        Q2        Q3        Q4      FY 2002   FY 2003   FY 2004
--------------------------------------------------------  -------   -------   -------   -------   -------   -------   -------
CONSOLIDATED AMCOL
--------------------------------------------------------
Amount of reclassficiation                                  1,740     2,107     2,527     2,053     6,227     8,000     8,426

Sales
    Without reclassification                              101,967   117,028   121,540   110,144   298,873   363,965   450,679
      Change over prior period                               11.1%     14.8%      3.9%     -9.4%               21.8%     23.8%
      Change over prior period in prior year                 28.3%     25.5%     22.2%     20.0%

    With reclassification                                 103,707   119,135   124,067   112,197   305,100   371,965   459,105
      Change over prior period                               10.8%     14.9%      4.1%     -9.6%               21.9%     23.4%
      Change over prior period in prior year                 28.1%     24.5%     21.9%     19.9%

    Difference
                                                          -------   -------   -------   -------   -------   -------   -------
      Change over prior period (pct pts)                     -0.3%      0.1%      0.3%     -0.2%                0.1%     -0.4%
      Change over prior period in prior year (pct pts)       -0.2%     -1.0%     -0.3%     -0.1%
                                                          -------   -------   -------   -------   -------   -------   -------

Gross profit
    Without reclassification                               24,536    28,948    30,038    23,947    71,868    89,551   107,469
      Margin                                                 24.1%     24.7%     24.7%     21.7%     24.0%     24.6%     23.8%
      Change in margin - period over period (pct pts)        -0.3%      0.7%      0.0%     -3.0%                0.6%     -0.8%
      Change in margin - period over PY period (pct pts)      0.6%     -0.1%     -0.8%     -2.6%

    With reclassification                                  26,276    31,055    32,565    26,000    78,095    97,551   115,895
      Margin                                                 25.3%     26.1%     26.2%     23.2%     25.6%     26.2%     25.2%
      Change in margin - period over period (pct pts)        -0.5%      0.7%      0.2%     -3.1%                0.6%     -1.0%
      Change in margin - period over PY period (pct pts)      0.5%     -0.7%     -0.9%     -2.6%

    Difference
                                                          -------   -------   -------   -------   -------   -------   -------
      Margin (pct pts)                                        1.3%      1.3%      1.5%      1.4%      1.6%      1.6%      1.4%
      Change in margin - period over period (pct pts)        -0.2%      0.1%      0.2%     -0.1%                0.1%     -0.2%
      Change in margin - period over PY period (pct pts)     -0.2%     -0.6%     -0.1%      0.0%
                                                          -------   -------   -------   -------   -------   -------   -------

Operating profit
    Without reclassification                                7,240    11,101    11,624     5,708    19,658    28,937    35,673
      Margin                                                  7.1%      9.5%      9.6%      5.2%      6.6%      8.0%      7.9%
      Change in margin - period over period (pct pts)         0.1%      2.4%      0.1%     -4.4%                1.4%      0.0%
      Change in margin - period over PY period (pct pts)      1.7%      0.6%     -0.4%     -1.8%

    With reclassification                                   7,240    11,101    11,624     5,708    19,658    28,937    35,673
      Margin                                                  7.0%      9.3%      9.4%      5.1%      6.4%      7.8%      7.8%
      Change in margin - period over period (pct pts)         0.1%      2.3%      0.1%     -4.3%                1.3%      0.0%
      Change in margin - period over PY period (pct pts)      1.6%      0.7%     -0.4%     -1.8%

    Difference
                                                          -------   -------   -------   -------   -------   -------   -------
      Margin (pct pts)                                       -0.1%     -0.2%     -0.2%     -0.1%     -0.1%     -0.2%     -0.1%
      Change in margin - period over period (pct pts)         0.0%      0.0%      0.0%      0.1%                0.0%      0.0%
      Change in margin - period over PY period (pct pts)      0.0%      0.1%      0.0%      0.0%
                                                          -------   -------   -------   -------   -------   -------   -------

SCHEDULE B
MATERIALITY ANALYSIS OF TAX ADJUSTMENTS (Note 1)

                                                             ANALYSIS 1: POTENTIAL ADJUSTMENTS, IF RECORDED IN THE PERIODS
                                                                                 TO WHICH THEY RELATE
                                                        ---------------------------------------------------------------------
                                                                                                           2004
                                                                                            ---------------------------------
                                                         2001     2002     2003     2004      Q1       Q2       Q3       Q4
                                                        ------   ------   ------   ------   ------   ------   ------   ------
                                                                                      DR / (CR)
                                                        ---------------------------------------------------------------------
Deferred tax asset - current           US$ 000s            349      386      588      689      621      628      640      689
                                       (pound) 000s        240      240      329      359      337      345      353      359

Deferred tax asset - long term         US$ 000s            524      579      779      787      789      764      746      787
                                       (pound) 000s        360      360      436      410      428      420      412      410

Income tax receivable (payable)        US$ 000s            132      223      327    1,021      338      333      965    1,021
                                       (pound) 000s         91      139      183      532      183      183      532      532

Beginning Retained Earnings            US$ 000s         (1,006)  (1,006)  (1,078)  (1,422)  (1,422)  (1,422)  (1,422)  (1,422)
                                       (pound) 000s       (691)    (691)    (739)    (948)    (948)    (948)    (948)    (948)

Income tax expense (benefit)           US$ 000s              -      (72)    (344)    (648)       0        0     (636)      (8)
                                       (pound) 000s          -      (48)    (210)    (353)       0        0     (349)      (4)

Foreign Currency Translation
 Adjustment                                                  0     (111)    (271)    (428)    (326)    (303)    (293)    (428)

                                                                 ANALYSIS 2: ADJUSTING AMOUNT AS ULTIMATELY RECORDED
                                                        ---------------------------------------------------------------------
                                                                                                           2004
                                                                                            ---------------------------------
                                                         2001     2002     2003     2004      Q1       Q2       Q3        Q4
                                                        ------   ------   ------   ------   ------   ------   ------   ------
                                                                                      DR / (CR)
                                                        ---------------------------------------------------------------------
Deferred tax asset - current           US$ 000s            349      386      429      689      442      437      651      689
                                       (pound) 000s        240      240      240      359      240      240      359      359

Deferred tax asset - long term         US$ 000s            524      579      643      787      664      655      736      787
                                       (pound) 000s        360      360      360      410      360      360      406      410

Income tax receivable (payable)        US$ 000s            132      146      163    1,021      168      166      964    1,021
                                       (pound) 000s         91       91       91      532       91       91      532      532

Beginning Retained Earnings            US$ 000s         (1,006)  (1,006)  (1,006)  (1,006)  (1,006)  (1,006)  (1,006)  (1,006)
                                       (pound) 000s       (691)    (691)    (691)    (691)    (691)    (691)    (691)    (691)

Income tax expense (benefit)           US$ 000s              -        -        -   (1,119)       0        0   (1,111)      (8)
                                       (pound) 000s          -        -        -     (610)       0        0     (606)      (4)

Foreign Currency Translation
 Adjustment                                                  0     (107)    (229)    (371)    (268)    (252)    (234)    (371)

Note 1: Analysis 1 was conducted first, after which management concluded that the adjustments were not material to the periods in which they relate, except for the adjustment to the third quarter of 2004. Analysis 2 shows the effect of recording the adjustment in Q3 2004 and FY 2004.

SCHEDULE C
IMPACT OF THE COMMISSIONS, WARRANTY, PRODUCT LIABILITY, AND ROYALTY RECLASSIFICATION

                                                                        2002                                 2003
                                                          ---------------------------------   ----------------------------------
(amounts in $'000s)                                         Q1       Q2       Q3       Q4       Q1       Q2        Q3       Q4
--------------------------------------------------------  ------   ------   ------   ------   ------   ------   -------   ------
MINERALS SEGMENT
--------------------------------------------------------
Amount of reclassification
    Commissions                                              210      269      281      267      275      290       255      238
    Warranty / product liability / royalty                    25       25       25       24       24       24        24       27
                                                          ------   ------   ------   ------   ------   ------   -------   ------
    Total                                                    235      294      306      291      299      314       279      265
                                                          ======   ======   ======   ======   ======   ======   =======   ======

Sales
    Without reclassification                              33,690   45,138   46,502   46,213   50,177   53,542    55,211   57,116
      Change over prior period                                       34.0%     3.0%    -0.6%     8.6%     6.7%      3.1%     3.5%
      Change over prior period in prior year                                                    48.9%    18.6%     18.7%    23.6%

    With reclassification                                 33,925   45,432   46,808   46,504   50,476   53,856    55,490   57,381
      Change over prior period                                       33.9%     3.0%    -0.6%     8.5%     6.7%      3.0%     3.4%
      Change over prior period in prior year                                                    48.8%    18.5%     18.5%    23.4%

    Difference
                                                          ------   ------   ------   ------   ------   ------   -------   ------
      Change over prior period (pct pts)                             -0.1%     0.0%     0.0%     0.0%     0.0%     -0.1%     0.0%
      Change over prior period in prior year (pct pts)                                          -0.2%    -0.1%     -0.2%    -0.2%
                                                          ------   ------   ------   ------   ------   ------   -------   ------

Gross profit
    Without reclassification                               5,569    8,427    8,747    9,164    9,450   10,497    10,770   11,281
      Margin                                                16.5%    18.7%    18.8%    19.8%    18.8%    19.6%     19.5%    19.8%
      Change in margin - period over period (pct pts)                 2.1%     0.1%     1.0%    -1.0%     0.8%     -0.1%     0.2%
      Change in margin - period over PY period (pct pts)                                         2.3%     0.9%      0.7%    -0.1%

    With reclassification                                  5,804    8,721    9,053    9,455    9,749   10,811    11,049   11,546
      Margin                                                17.1%    19.2%    19.3%    20.3%    19.3%    20.1%     19.9%    20.1%
      Change in margin - period over period (pct pts)                 2.1%     0.1%     1.0%    -1.0%     0.8%     -0.2%     0.2%
      Change in margin - period over PY period (pct pts)                                         2.2%     0.9%      0.6%    -0.2%

    Difference
                                                          ------   ------   ------   ------   ------   ------   -------   ------
      Margin (pct pts)                                       0.6%     0.5%     0.5%     0.5%     0.5%     0.5%      0.4%     0.4%
      Change in margin - period over period (pct pts)                -0.1%     0.0%     0.0%     0.0%     0.0%     -0.1%     0.0%
      Change in margin - period over PY period (pct pts)                                        -0.1%    -0.1%     -0.1%    -0.1%
                                                          ------   ------   ------   ------   ------   ------   -------   ------

Operating profit
    Without reclassification                               2,217    4,304    4,386    4,963    4,917    5,882     6,055    6,569
      Margin                                                 6.6%     9.5%     9.4%    10.7%     9.8%    11.0%     11.0%    11.5%
      Change in margin - period over period (pct pts)                 3.0%    -0.1%     1.3%    -0.9%     1.2%      0.0%     0.5%
      Change in margin - period over PY period (pct pts)                                         3.2%     1.5%      1.5%     0.8%

    With reclassification                                  2,217    4,304    4,386    4,963    4,917    5,882     6,055    6,569
      Margin                                                 6.5%     9.5%     9.4%    10.7%     9.7%    10.9%     10.9%    11.4%
      Change in margin - period over period (pct pts)                 2.9%    -0.1%     1.3%    -0.9%     1.2%      0.0%     0.5%
      Change in margin - period over PY period (pct pts)                                         3.2%     1.4%      1.5%     0.8%

    Difference
                                                          ------   ------   ------   ------   ------   ------   -------   ------
      Margin (pct pts)                                       0.0%    -0.1%    -0.1%    -0.1%    -0.1%    -0.1%     -0.1%    -0.1%
      Change in margin - period over period (pct pts)                 0.0%     0.0%     0.0%     0.0%     0.0%      0.0%     0.0%
      Change in margin - period over PY period (pct pts)                                         0.0%     0.0%      0.0%     0.0%
                                                          ------   ------   ------   ------   ------   ------   -------   ------

                                                                          2004
                                                          -------------------------------------
(amounts in $'000s)                                         Q1        Q2        Q3        Q4      FY 2002   FY 2003   FY 2004
--------------------------------------------------------  -------   -------   -------   -------   -------   -------   -------
MINERALS SEGMENT
--------------------------------------------------------
Amount of reclassification
    Commissions                                               258       269       314       309     1,027     1,058     1,150
    Warranty / product liability / royalty                     24        24        24        30        99        99       102
                                                          -------   -------   -------   -------   -------   -------   -------
    Total                                                     282       293       338       339     1,126     1,157     1,252
                                                          =======   =======   =======   =======   =======   =======   =======

Sales
    Without reclassification                               64,055    66,417    67,116    65,327   171,543   216,046   262,915
      Change over prior period                               12.1%      3.7%      1.1%     -2.7%               25.9%     21.7%
      Change over prior period in prior year                 27.7%     24.0%     21.6%     14.4%

    With reclassification                                  64,337    66,710    67,454    65,666   172,669   217,203   264,167
      Change over prior period                               12.1%      3.7%      1.1%     -2.7%               25.8%     21.6%
      Change over prior period in prior year                 27.5%     23.9%     21.6%     14.4%

    Difference
                                                          -------   -------   -------   -------   -------   -------   -------
      Change over prior period (pct pts)                      0.0%      0.0%      0.1%      0.0%               -0.2%     -0.1%
      Change over prior period in prior year (pct pts)       -0.2%     -0.2%      0.0%      0.1%
                                                          -------   -------   -------   -------   -------   -------   -------

Gross profit
    Without reclassification                               12,603    13,487    13,909    11,688    31,907    41,998    51,687
      Margin                                                 19.7%     20.3%     20.7%     17.9%     18.6%     19.4%     19.7%
      Change in margin - period over period (pct pts)        -0.1%      0.6%      0.4%     -2.8%                0.8%      0.2%
      Change in margin - period over PY period (pct pts)      0.8%      0.7%      1.2%     -1.9%

    With reclassification                                  12,885    13,780    14,247    12,027    33,033    43,155    52,939
      Margin                                                 20.0%     20.7%     21.1%     18.3%     19.1%     19.9%     20.0%
      Change in margin - period over period (pct pts)        -0.1%      0.6%      0.5%     -2.8%                0.7%      0.2%
      Change in margin - period over PY period (pct pts)      0.7%      0.6%      1.2%     -1.8%

    Difference
                                                          -------   -------   -------   -------   -------   -------   -------
      Margin (pct pts)                                        0.4%      0.4%      0.4%      0.4%      0.5%      0.4%      0.4%
      Change in margin - period over period (pct pts)         0.0%      0.0%      0.0%      0.0%               -0.1%      0.0%
      Change in margin - period over PY period (pct pts)     -0.1%     -0.1%      0.0%      0.1%
                                                          -------   -------   -------   -------   -------   -------   -------

Operating profit
    Without reclassification                                7,435     8,238     8,098     6,548    15,870    23,423    30,319
      Margin                                                 11.6%     12.4%     12.1%     10.0%      9.3%     10.8%     11.5%
      Change in margin - period over period (pct pts)         0.1%      0.8%     -0.3%     -2.0%                1.6%      0.7%
      Change in margin - period over PY period (pct pts)      1.8%      1.4%      1.1%     -1.5%

    With reclassification                                   7,435     8,238     8,098     6,548    15,870    23,423    30,319
      Margin                                                 11.6%     12.3%     12.0%     10.0%      9.2%     10.8%     11.5%
      Change in margin - period over period (pct pts)         0.1%      0.8%     -0.3%     -2.0%                1.6%      0.7%
      Change in margin - period over PY period (pct pts)      1.8%      1.4%      1.1%     -1.5%

    Difference
                                                          -------   -------   -------   -------   -------   -------   -------
      Margin (pct pts)                                       -0.1%     -0.1%     -0.1%     -0.1%     -0.1%     -0.1%     -0.1%
      Change in margin - period over period (pct pts)         0.0%      0.0%      0.0%      0.0%                0.0%      0.0%
      Change in margin - period over PY period (pct pts)      0.0%      0.0%      0.0%      0.0%
                                                          -------   -------   -------   -------   -------   -------   -------

SCHEDULE C
IMPACT OF THE COMMISSIONS, WARRANTY, PRODUCT LIABILITY, AND ROYALTY RECLASSIFICATION

                                                                        2002                                 2003
                                                          ---------------------------------   ----------------------------------
(amounts in $'000s)                                         Q1       Q2       Q3       Q4       Q1       Q2        Q3       Q4
--------------------------------------------------------  ------   ------   ------   ------   ------   ------   -------   ------
ENVIRONMENTAL SEGMENT
--------------------------------------------------------
Amount of reclassification
    Commissions                                              906    1,407    1,691    1,196    1,233    2,122     2,038    1,549
    Warranty / product liability / royalty                   467      580      549      627      474      742       688      514
                                                          ------   ------   ------   ------   ------   ------   -------   ------
    Total                                                  1,373    1,987    2,240    1,823    1,707    2,864     2,726    2,063
                                                          ======   ======   ======   ======   ======   ======   =======   ======

Sales
    Without reclassification                              18,493   28,026   33,216   26,191   23,489   33,913    38,267   28,740
      Change over prior period                                       51.5%    18.5%   -21.1%   -10.3%    44.4%     12.8%   -24.9%
      Change over prior period in prior year                                                    27.0%    21.0%     15.2%     9.7%

    With reclassification                                 19,866   30,013   35,456   28,014   25,196   36,777    40,993   30,803
      Change over prior period                                       51.1%    18.1%   -21.0%   -10.1%    46.0%     11.5%   -24.9%
      Change over prior period in prior year                                                    26.8%    22.5%     15.6%    10.0%

    Difference
                                                          ------   ------   ------   ------   ------   ------   -------   ------
      Change over prior period (pct pts)                             -0.5%    -0.4%     0.2%     0.3%     1.6%     -1.4%     0.0%
      Change over prior period in prior year (pct pts)                                          -0.2%     1.5%      0.4%     0.2%
                                                          ------   ------   ------   ------   ------   ------   -------   ------

Gross profit
    Without reclassification                               6,301   10,022   11,686    8,584    8,196   11,674    13,471   10,171
      Margin                                                34.1%    35.8%    35.2%    32.8%    34.9%    34.4%     35.2%    35.4%
      Change in margin - period over period (pct pts)                 1.7%    -0.6%    -2.4%     2.1%    -0.5%      0.8%     0.2%
      Change in margin - period over PY period (pct pts)                                         0.8%    -1.3%      0.0%     2.6%

    With reclassification                                  7,674   12,009   13,926   10,407    9,903   14,538    16,197   12,234
      Margin                                                38.6%    40.0%    39.3%    37.1%    39.3%    39.5%     39.5%    39.7%
      Change in margin - period over period (pct pts)                 1.4%    -0.7%    -2.1%     2.2%     0.2%      0.0%     0.2%
      Change in margin - period over PY period (pct pts)                                         0.7%    -0.5%      0.2%     2.6%

    Difference
                                                          ------   ------   ------   ------   ------   ------   -------   ------
      Margin (pct pts)                                       4.6%     4.3%     4.1%     4.4%     4.4%     5.1%      4.3%     4.3%
      Change in margin - period over period (pct pts)                -0.3%    -0.2%     0.3%     0.0%     0.7%     -0.8%     0.0%
      Change in margin - period over PY period (pct pts)                                        -0.1%     0.9%      0.2%     0.0%
                                                          ------   ------   ------   ------   ------   ------   -------   ------

Operating profit
    Without reclassification                                 939    4,582    5,950    2,902    2,383    5,321     7,171    2,980
      Margin                                                 5.1%    16.3%    17.9%    11.1%    10.1%    15.7%     18.7%    10.4%
      Change in margin - period over period (pct pts)                11.3%     1.6%    -6.8%    -0.9%     5.5%      3.0%    -8.4%
      Change in margin - period over PY period (pct pts)                                         5.1%    -0.7%      0.8%    -0.7%

    With reclassification                                    939    4,582    5,950    2,902    2,383    5,321     7,171    2,980
      Margin                                                 4.7%    15.3%    16.8%    10.4%     9.5%    14.5%     17.5%     9.7%
      Change in margin - period over period (pct pts)                10.5%     1.5%    -6.4%    -0.9%     5.0%      3.0%    -7.8%
      Change in margin - period over PY period (pct pts)                                         4.7%    -0.8%      0.7%    -0.7%

    Difference
                                                          ------   ------   ------   ------   ------   ------   -------   ------
      Margin (pct pts)                                      -0.4%    -1.1%    -1.1%    -0.7%    -0.7%    -1.2%     -1.2%    -0.7%
      Change in margin - period over period (pct pts)                -0.7%     0.0%     0.4%     0.0%    -0.5%      0.0%     0.6%
      Change in margin - period over PY period (pct pts)                                        -0.3%    -0.1%     -0.1%     0.0%
                                                          ------   ------   ------   ------   ------   ------   -------   ------

                                                                          2004
                                                          -------------------------------------
(amounts in $'000s)                                         Q1        Q2        Q3        Q4      FY 2002   FY 2003   FY 2004
--------------------------------------------------------  -------   -------   -------   -------   -------   -------   -------
ENVIRONMENTAL SEGMENT
--------------------------------------------------------
Amount of reclassification
    Commissions                                             1,482     1,838     2,213     1,744     5,200     6,942     7,276
    Warranty / product liability / royalty                    423       611       556       981     2,223     2,418     2,571
                                                          -------   -------   -------   -------   -------   -------   -------
    Total                                                   1,905     2,449     2,769     2,725     7,423     9,360     9,847
                                                          =======   =======   =======   =======   =======   =======   =======

Sales
    Without reclassification                               31,767    44,750    47,771    38,588   105,926   124,409   162,876
      Change over prior period                               10.5%     40.9%      6.8%    -19.2%               17.4%     30.9%
      Change over prior period in prior year                 35.2%     32.0%     24.8%     34.3%

    With reclassification                                  33,672    47,199    50,540    41,313   113,349   133,769   172,723
      Change over prior period                                9.3%     40.2%      7.1%    -18.3%               18.0%     29.1%
      Change over prior period in prior year                 33.6%     28.3%     23.3%     34.1%

    Difference
                                                          -------   -------   -------   -------   -------   -------   -------
      Change over prior period (pct pts)                     -1.2%     -0.7%      0.3%      1.0%                0.6%     -1.8%
      Change over prior period in prior year (pct pts)       -1.6%     -3.6%     -1.5%     -0.1%
                                                          -------   -------   -------   -------   -------   -------   -------

Gross profit
    Without reclassification                               10,896    14,349    14,917    11,149    36,593    43,512    51,311
      Margin                                                 34.3%     32.1%     31.2%     28.9%     34.5%     35.0%     31.5%
      Change in margin - period over period (pct pts)        -1.1%     -2.2%     -0.8%     -2.3%                0.4%     -3.5%
      Change in margin - period over PY period (pct pts)    -0.6%     -2.4%     -4.0%     -6.5%

    With reclassification                                  12,801    16,798    17,686    13,874    44,016    52,872    61,158
      Margin                                                 38.0%     35.6%     35.0%     33.6%     38.8%     39.5%     35.4%
      Change in margin - period over period (pct pts)        -1.7%     -2.4%     -0.6%     -1.4%                0.7%     -4.1%
      Change in margin - period over PY period (pct pts)     -1.3%     -3.9%     -4.5%     -6.1%

    Difference
                                                          -------   -------   -------   -------   -------   -------   -------
      Margin (pct pts)                                        3.7%      3.5%      3.8%      4.7%      4.3%      4.6%      3.9%
      Change in margin - period over period (pct pts)        -0.6%     -0.2%      0.2%      0.9%                0.3%     -0.6%
      Change in margin - period over PY period (pct pts)     -0.7%     -1.6%     -0.5%      0.4%
                                                          -------   -------   -------   -------   -------   -------   -------

Operating profit
    Without reclassification                                3,079     6,152     6,964     4,364    14,373    17,855    20,559
      Margin                                                  9.7%     13.7%     14.6%     11.3%     13.6%     14.4%     12.6%
      Change in margin - period over period (pct pts)        -0.7%      4.1%      0.8%     -3.3%                0.8%     -1.7%
      Change in margin - period over PY period (pct pts)     -0.5%     -1.9%     -4.2%      0.9%

    With reclassification                                   3,079     6,152     6,964     4,364    14,373    17,855    20,559
      Margin                                                  9.1%     13.0%     13.8%     10.6%     12.7%     13.3%     11.9%
      Change in margin - period over period (pct pts)        -0.5%      3.9%      0.7%     -3.2%                0.7%     -1.4%
      Change in margin - period over PY period (pct pts)     -0.3%     -1.4%     -3.7%      0.9%

    Difference
                                                          -------   -------   -------   -------   -------   -------   -------
      Margin (pct pts)                                       -0.5%     -0.7%     -0.8%     -0.7%     -0.9%     -1.0%     -0.7%
      Change in margin - period over period (pct pts)         0.1%     -0.2%     -0.1%      0.1%               -0.1%      0.3%
      Change in margin - period over PY period (pct pts)      0.1%      0.5%      0.4%     -0.1%
                                                          -------   -------   -------   -------   -------   -------   -------

SCHEDULE C
IMPACT OF THE COMMISSIONS, WARRANTY, PRODUCT LIABILITY, AND ROYALTY RECLASSIFICATION

                                                                        2002                                 2003
                                                          ---------------------------------   ----------------------------------
(amounts in $'000s)                                         Q1       Q2       Q3       Q4       Q1       Q2        Q3       Q4
--------------------------------------------------------  ------   ------   ------   ------   ------   ------   -------   ------
CONSOLIDATED AMCOL
--------------------------------------------------------
Amount of reclassification
    Commissions                                            1,116    1,676    1,972    1,463    1,508    2,412     2,293    1,787
    Warranty / product liability / royalty                   492      605      574      651      498      766       712      541
                                                          ------   ------   ------   ------   ------   ------   -------   ------
    Total                                                  1,608    2,281    2,546    2,114    2,006    3,178     3,005    2,328
                                                          ======   ======   ======   ======   ======   ======   =======   ======

Sales
    Without reclassification                              57,341   78,535   85,196   77,801   79,467   93,252    99,466   91,780
      Change over prior period                                       37.0%     8.5%    -8.7%     2.1%    17.3%      6.7%    -7.7%
      Change over prior period in prior year                                                    38.6%    18.7%     16.7%    18.0%

    With reclassification                                 58,949   80,816   87,742   79,915   81,473   96,430   102,471   94,108
      Change over prior period                                       37.1%     8.6%    -8.9%     1.9%    18.4%      6.3%    -8.2%
      Change over prior period in prior year                                                    38.2%    19.3%     16.8%    17.8%

    Difference
                                                          ------   ------   ------   ------   ------   ------   -------   ------
      Change over prior period (pct pts)                              0.1%     0.1%    -0.2%    -0.2%     1.0%     -0.4%    -0.4%
      Change over prior period in prior year (pct pts)                                          -0.4%     0.6%      0.0%    -0.2%
                                                          ------   ------   ------   ------   ------   ------   -------   ------

Gross profit
    Without reclassification                              12,653   19,268   21,314   18,633   18,624   23,196    25,365   22,366
      Margin                                                22.1%    24.5%    25.0%    23.9%    23.4%    24.9%     25.5%    24.4%
      Change in margin - period over period (pct pts)                 2.5%     0.5%    -1.1%    -0.5%     1.4%      0.6%    -1.1%
      Change in margin - period over PY period (pct pts)                                         1.4%     0.3%      0.5%     0.4%

    With reclassification                                 14,261   21,549   23,860   20,747   20,630   26,374    28,370   24,694
      Margin                                                24.2%    26.7%    27.2%    26.0%    25.3%    27.4%     27.7%    26.2%
      Change in margin - period over period (pct pts)                 2.5%     0.5%    -1.2%    -0.6%     2.0%      0.3%    -1.4%
      Change in margin - period over PY period (pct pts)                                         1.1%     0.7%      0.5%     0.3%

    Difference
                                                          ------   ------   ------   ------   ------   ------   -------   ------
      Margin (pct pts)                                       2.1%     2.1%     2.2%     2.0%     1.9%     2.5%      2.2%     1.9%
      Change in margin - period over period (pct pts)                 0.0%     0.0%    -0.2%    -0.1%     0.6%     -0.3%    -0.3%
      Change in margin - period over PY period (pct pts)                                        -0.2%     0.3%      0.0%    -0.1%
                                                          ------   ------   ------   ------   ------   ------   -------   ------

Operating profit
    Without reclassification                                 623    6,155    7,599    5,281    4,330    8,267     9,942    6,398
      Margin                                                 1.1%     7.8%     8.9%     6.8%     5.4%     8.9%     10.0%     7.0%
      Change in margin - period over period (pct pts)                 6.8%     1.1%    -2.1%    -1.3%     3.4%      1.1%    -3.0%
      Change in margin - period over PY period (pct pts)                                         4.4%     1.0%      1.1%     0.2%

    With reclassification                                    623    6,155    7,599    5,281    4,330    8,267     9,942    6,398
      Margin                                                 1.1%     7.6%     8.7%     6.6%     5.3%     8.6%      9.7%     6.8%
      Change in margin - period over period (pct pts)                 6.6%     1.0%    -2.1%    -1.3%     3.3%      1.1%    -2.9%
      Change in margin - period over PY period (pct pts)                                         4.3%     1.0%      1.0%     0.2%

    Difference
                                                          ------   ------   ------   ------   ------   ------   -------   ------
      Margin (pct pts)                                       0.0%    -0.2%    -0.3%    -0.2%    -0.1%    -0.3%     -0.3%    -0.2%
      Change in margin - period over period (pct pts)                -0.2%     0.0%     0.1%     0.0%    -0.2%      0.0%     0.1%
      Change in margin - period over PY period (pct pts)                                        -0.1%    -0.1%      0.0%     0.0%
                                                          ------   ------   ------   ------   ------   ------   -------   ------

                                                                          2004
                                                          -------------------------------------
(amounts in $'000s)                                         Q1        Q2        Q3        Q4      FY 2002   FY 2003   FY 2004
--------------------------------------------------------  -------   -------   -------   -------   -------   -------   -------
CONSOLIDATED AMCOL
--------------------------------------------------------
Amount of reclassification
    Commissions                                             1,740     2,107     2,527     2,053     6,227     8,000     8,426
    Warranty / product liability / royalty                    447       635       580     1,011     2,322     2,517     2,673
                                                          -------   -------   -------   -------   -------   -------   -------
    Total                                                   2,187     2,742     3,107     3,064     8,549    10,517    11,099
                                                          =======   =======   =======   =======   =======   =======   =======

Sales
    Without reclassification                              101,967   117,028   121,540   107,471   298,873   363,965   448,006
      Change over prior period                               11.1%     14.8%      3.9%    -11.6%               21.8%     23.1%
      Change over prior period in prior year                 28.3%     25.5%     22.2%     17.1%

    With reclassification                                 104,154   119,770   124,647   110,535   307,422   374,482   459,105
      Change over prior period                               10.7%     15.0%      4.1%    -11.3%               21.8%     22.6%
      Change over prior period in prior year                 27.8%     24.2%     21.6%     17.5%

    Difference
                                                          -------   -------   -------   -------   -------   -------   -------
      Change over prior period (pct pts)                     -0.4%      0.2%      0.2%      0.3%                0.0%     -0.5%
      Change over prior period in prior year (pct pts)       -0.5%     -1.3%     -0.6%      0.4%
                                                          -------   -------   -------   -------   -------   -------   -------

Gross profit
    Without reclassification                               24,536    28,948    30,038    21,274    71,868    89,551   104,796
      Margin                                                 24.1%     24.7%     24.7%     19.8%     24.0%     24.6%     23.4%
      Change in margin - period over period (pct pts)        -0.3%      0.7%      0.0%     -4.9%                0.6%     -1.2%
      Change in margin - period over PY period (pct pts)      0.6%     -0.1%     -0.8%     -4.6%

    With reclassification                                  26,723    31,690    33,145    24,338    80,417   100,068   115,895
      Margin                                                 25.7%     26.5%     26.6%     22.0%     26.2%     26.7%     25.2%
      Change in margin - period over period (pct pts)        -0.6%      0.8%      0.1%     -4.6%                0.6%     -1.5%
      Change in margin - period over PY period (pct pts)      0.3%     -0.9%     -1.1%     -4.2%

    Difference
                                                          -------   -------   -------   -------   -------   -------   -------
      Margin (pct pts)                                        1.6%      1.7%      1.9%      2.2%      2.1%      2.1%      1.9%
      Change in margin - period over period (pct pts)        -0.3%      0.1%      0.2%      0.3%                0.0%     -0.3%
      Change in margin - period over PY period (pct pts)     -0.3%     -0.8%     -0.3%      0.4%
                                                          -------   -------   -------   -------   -------   -------   -------

Operating profit
    Without reclassification                                7,240    11,101    11,624     5,708    19,658    28,937    35,673
      Margin                                                  7.1%      9.5%      9.6%      5.3%      6.6%      8.0%      8.0%
      Change in margin - period over period (pct pts)         0.1%      2.4%      0.1%     -4.3%                1.4%      0.0%
      Change in margin - period over PY period (pct pts)      1.7%      0.6%     -0.4%     -1.7%

    With reclassification                                   7,240    11,101    11,624     5,708    19,658    28,937    35,673
      Margin                                                  7.0%      9.3%      9.3%      5.2%      6.4%      7.7%      7.8%
      Change in margin - period over period (pct pts)         0.2%      2.3%      0.1%     -4.2%                1.3%      0.0%
      Change in margin - period over PY period (pct pts)      1.6%      0.7%     -0.4%     -1.6%

    Difference
                                                          -------   -------   -------   -------   -------   -------   -------
      Margin (pct pts)                                       -0.1%     -0.2%     -0.2%     -0.1%     -0.2%     -0.2%     -0.2%
      Change in margin - period over period (pct pts)         0.0%     -0.1%      0.0%      0.1%                0.0%      0.0%
      Change in margin - period over PY period (pct pts)      0.0%      0.1%      0.1%      0.0%
                                                          -------   -------   -------   -------   -------   -------   -------